Arthur J. Gallagher & Co.

The Gallagher Centre

Two Pierce Place

Itasca, IL 60143-3141

March 27, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0610

100 F Street, N.E.

Washington, DC 20549

Att: John Krug

Re:	Arthur J. Gallagher & Co.
Preliminary proxy statement filed March 21, 2008
File No. 0-9761

Dear Mr. Krug:

We refer to the letter dated March 26, 2008 (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the preliminary proxy statement filed March 21, 2008 (File No. 0-9761) of Arthur J. Gallagher & Co. (the “Company”). Set forth below, indicated in bold, are the Staff’s comments from the Comment Letter, together with the responses of the Company thereto.

Proposal Five: Miscellaneous Changes to Update the Company’s Current Certificate of Incorporation

1.	Please unbundle the change with respect to article twelve from proposal five to permit a separate vote on the provision which would provide that Delaware law amendments limiting or eliminating director liability would automatically apply to your directors.

The Company will revise its definitive proxy statement in response to the Staff’s comment. Per the conversation earlier today between Michael Hyatte of our outside law firm, Sidley Austin LLP, and Mr. Jeffrey Riedler, we are enclosing marked copies of the changed pages for the Staff’s review. As the Company is contemplating printing its definitive proxy materials on Wednesday, April 2 with a view to mailing the materials to stockholders shortly thereafter, the Staff’s expeditious review of these revisions would be greatly appreciated.

Mr. John L. Krug

Securities and Exchange Commission

Arthur J. Gallagher & Co. – File No. 0-9761

March 27, 2008

As requested in the Comment Letter, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure made in the filing referenced above;

•	Staff comments or changes to the disclosures made in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any additional questions or comments regarding this response.

Sincerely,

/s/ Walter D. Bay
Walter D. Bay
Vice President, General Counsel and Secretary

ARTHUR J. GALLAGHER & CO.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held May 13, 2008

To the Stockholders of

ARTHUR J. GALLAGHER & CO.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Arthur J. Gallagher & Co. (the “Company”) will be held Tuesday, May 13, 2008, at 9:00 a.m., Central Time, at The Gallagher Centre, Two Pierce Place, Second Floor, Itasca, Illinois for the following purposes:

1.	To elect three Class III directors;
2.	To ratify the appointment of Ernst & Young LLP as independent registered public accounting firm for the fiscal year ending December 31, 2008;
3.	To consider and approve four proposals pertaining to an Amended and Restated Certificate of Incorporation of the Company which would:
(i)	eliminate the supermajority voting requirements;
(ii)	phase-out the staggered board and implement annual election of directors;
(iii)	provide that any amendments to Delaware law which further limit or eliminate director liability will automatically apply to the Company’s directors; and
(iv)	update certain provisions of the current Certificate of Incorporation.
4.	To transact such other business as may properly come before the meeting and any adjournment thereof.

The Board of Directors has fixed the close of business on March 17, 2008 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting.

Whether or not you plan to attend the Annual Meeting, you are urged to mark, date and sign the enclosed proxy and return it promptly so your vote can be recorded. If you are present at the meeting, you may revoke your proxy and vote in person.

Directions to the 2008 Annual Meeting of Stockholders may be requested from Investor Relation by telephone at (630) 773-3800.

You do not need a ticket to attend the meeting. If you are a stockholder of record, you need only present a form of personal identification to be admitted to the meeting. If your shares are held beneficially in the name of a bank, broker or other holder of record, you must present proof of stock ownership, such as a bank or brokerage account statement, together with a form of personal identification to be admitted to the meeting. If your shares are held in an employee savings plan, you must present your employee identification badge.

Date: April     , 2008

By Order of the Board of Directors

WALTER D. BAY

Secretary

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, DATE, SIGN AND PROMPTLY RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on May 13, 2008. The Proxy Statement and Annual Report to stockholders are available at www.ajg.com/proxy. To access the proxy statement scroll down to “2008 proxy statement.” To access the annual report scroll down to “2007 annual report.”

ARTHUR J. GALLAGHER & CO.

The Gallagher Centre

Two Pierce Place

Itasca, Illinois 60143-3141

PROXY STATEMENT

GENERAL INFORMATION

Use of Proxies

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Arthur J. Gallagher & Co. (the “Company”) of proxies to be voted at the Annual Meeting of Stockholders to be held on Tuesday, May 13, 2008, in accordance with the foregoing notice. This Proxy Statement and accompanying proxy are first being mailed to stockholders on or about April     , 2008.

Any proxy may be revoked by the person giving it at any time before it is voted by delivering to the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date. Shares represented by a proxy, properly executed and returned to the Company and not revoked, will be voted at the Annual Meeting.

Shares will be voted in accordance with the directions of the stockholder as specified on the proxy. In the absence of directions, the proxy will be voted FOR the election of the Class III directors named as the nominees in this Proxy Statement, FOR the ratification of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2008 and FOR approval of the four proposals relating to an amendment to the Company’s Certificate of Incorporation, which, among other things, would eliminate certain supermajority voting requirements and phase out the staggered election of the Board of Directors. Any other matters that may properly come before the meeting will be acted upon by the persons named in the accompanying proxy in accordance with their discretion.

Record Date and Voting Securities

The close of business on March 17, 2008 has been fixed as the record date (the “Record Date”) for the determination of stockholders entitled to notice of and to vote at the Annual Meeting and any adjournment thereof. As of the Record Date, the Company had 92,440,052 shares of common stock, par value $1.00 per share (the Company’s “Common Stock”) outstanding and entitled to vote. Each share of Common Stock is entitled to one vote, exercisable in person or by proxy. There are no other outstanding securities of the Company entitled to vote, and there are no cumulative voting rights with respect to the election of directors.

The presence, in person or by proxy, of a majority of the outstanding shares of Common Stock is necessary to constitute a quorum at the Annual Meeting. An automated system administered by the Company’s transfer agent will tabulate the votes. Abstentions and broker non-votes are included in the number of shares present for the purpose of determining if a quorum is present. Abstentions on a proposal are also treated as shares present and entitled to vote, so abstaining has the same effect as a negative vote. Broker non-votes on a proposal are not counted as present and entitled to vote in determining whether stockholders have approved that proposal.

THE BOARD AND AUDIT COMMITTEE RECOMMEND THAT YOU VOTE

FOR THE RATIFICATION OF THE APPOINTMENT OF

ERNST & YOUNG LLP AS THE COMPANY’S

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2008.

PROPOSALS 3 THROUGH 6—CONSIDERATION AND APPROVAL OF

THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF THE COMPANY

In January 2008, the Board unanimously adopted, subject to stockholder approval, the Amended and Restated Certificate of Incorporation of the Company as set forth in Appendix A (the “Amended and Restated Certificate of Incorporation”). The proposed amendments relate to (i) the elimination of supermajority voting requirements, (ii) the phasing out of the election of directors in three separate classes (or a “staggered” board), which will result in the annual election of all directors to the Board beginning with the 2011 Annual Meeting of Stockholders, (iii) a provision that any amendments to Delaware law which further limit or eliminate director liability will automatically apply to the Company’s directors and (iv) certain non-substantive “clean-up” changes that are intended to update and clarify certain provisions of the Company’s current Certificate of Incorporation.

The following descriptions of proposed changes reflected in the Amended and Restated Certificate of Incorporation are summaries only and are qualified in their entirety by reference to Appendix A. Except where otherwise noted, all references to article and section numbers are to the Amended and Restated Certificate of Incorporation.

Proposal 3: Elimination of Supermajority Voting Requirements

The Board believes it is in the best interests of the Company and its stockholders to amend the Certificate of Incorporation to eliminate all supermajority voting requirements. The elimination of supermajority voting requirements will provide stockholders with greater power to influence the Company’s affairs.

Proposed Changes

The following changes relating to Proposal 3 are reflected in the Amended and Restated Certificate of Incorporation:

Former Article TENTH. Former Article TENTH, which included certain supermajority voting requirements in the context of the approval of business combinations, mergers, consolidations, sales, leases, exchanges and other transactions with related parties has been deleted.

New Article TENTH. Subparagraph (C) has been modified to provide that any director may be removed, with or without cause, by the affirmative vote of the holders of a majority of the outstanding shares of voting stock (rather than by a supermajority vote as had been previously provided). In addition, the final sentence of Subparagraph (C), which had previously provided that any director could be removed with cause by the affirmative vote of the majority of directors in office, has been removed.

New Article ELEVENTH. Under the current Certificate of Incorporation, amendments to certain provisions of the Certificate of Incorporation required a supermajority vote. This supermajority vote requirement has been removed.

Vote Required

The amendment of the provisions set forth in Proposal 4 requires the affirmative vote of the holders of 80% or more of the outstanding shares of the voting stock of the Company and the affirmative vote of the holders of not less than 67% of the outstanding shares of voting stock held by stockholders other than a “Related Person,” which generally includes entities and persons who, together with such entity or person’s affiliates and associates, beneficially own 20% or more of the outstanding voting stock of the Company.

THE BOARD RECOMMENDS THAT YOU VOTE

FOR PROPOSAL 4 RELATING TO THE PHASE-OUT OF THE STAGGERED BOARD AND IMPLEMENTATION OF THE ANNUAL ELECTION OF DIRECTORS IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Proposal 5: Limitation of Liability of Directors Under Delaware Law

The Board believes it is in the best interests of the Company and its stockholders to amend the Certificate of Incorporation to provide that any amendments to Delaware law that further limit or eliminate director liability will automatically apply to the Company’s directors. The Board believes such a provision is consistent with current governance practices and will give the Company greater ability to attract and retain qualified and talented directors.

Proposed Changes

The following change relating to Proposal 5 is reflected in the Amended and Restated Certificate of Incorporation:

Article TWELFTH. Article TWELFTH, formerly Article THIRTEENTH, has been supplemented to provide that any amendments to Delaware law which further limit or eliminate director liability will automatically apply to the Company’s directors, whether or not the Company subsequently amends its Certificate of Incorporation to reflect such Delaware law amendments.

Vote Required

The amendment of the provision set forth in Proposal 5 requires the approval of the holders of a majority of the outstanding shares of the voting stock of the Company.

THE BOARD RECOMMENDS THAT YOU VOTE

FOR PROPOSAL 5 RELATING TO LIMITATION OF LIABILITY OF DIRECTORS UNDER DELAWARE LAW IN THE AMENDED AND RESTATED CERTIFICATE

OF INCORPORATION

Proposal 6: Miscellaneous Changes to Update the Company’s Current Certificate of Incorporation

The Board believes it is in the best interests of the Company and its stockholders to update the Company’s current Certificate of Incorporation.

Proposed Changes

The following changes relating to Proposal 6 are reflected in the Amended and Restated Certificate of Incorporation:

Title and Preamble. Certain of the Preamble language was modified to reference the applicable provisions of Delaware law which allow for amendment and restatement of a certificate of incorporation.

Article SECOND. The name and address of the Company’s registered agent in Delaware, Corporation Service Company, has been updated (Corporation Service Company is the successor in interest to the Company’s previous registered agent, Prentice-Hall).

Article FOURTH. In subparagraph (B)(3), the provision under the current Certificate of Incorporation stating that stockholders do not have pre-emptive rights has been broadened slightly to make clear that it applies to all stockholders, regardless of when the stock is authorized, and to all classes of stock.

Vote Required

The amendment of the provisions set forth in Proposal 6 requires the approval of the holders of a majority of the outstanding shares of the voting stock of the Company.

THE BOARD RECOMMENDS THAT YOU VOTE

FOR PROPOSAL 6 RELATING TO CERTAIN MISCELLANEOUS CHANGES TO UPDATE THE COMPANY’S CURRENT CERTIFICATE OF INCORPORATION

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Company’s executive officers, directors and 10% stockholders are required under the Exchange Act to file reports of ownership and changes in ownership with the SEC and the NYSE. Copies of these reports must also be furnished to the Company.

Based solely on a review of copies of reports furnished to the Company or filed with the SEC, or written representations that no additional reports were required, the Company believes that during 2007 its executive officers, directors and 10% stockholders complied with all filing requirements, provided however that one Form 4 filing, reporting transactions, for Douglas K. Howell was filed late.

SUBMISSION OF STOCKHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

Stockholder proposals to be presented at the 2009 Annual Meeting of Stockholders must be received by the Company at its principal office on or before December 6, 2008 to be considered for inclusion in the Company’s proxy materials for that meeting. With respect to any stockholder proposal to be presented at the 2009 Annual Meeting of Stockholders that is received by the Company after February 19, 2009, the proxies solicited on behalf of the Board of Directors may exercise discretionary voting power.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Annual Meeting Proxy Card

Ú PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Ú

A	Proposals — The Board of Directors recommends a vote FOR all Class III nominees listed for a term expiring in 2011 and FOR Proposals 2, 3, 4, 5 and 6.

1.	Election of Directors:	For	Withhold		For	Withhold		For	Withhold	+
	01 - Elbert O. Hand	☐	☐	02 - Kay W. McCurdy	☐	☐	03 - Norman L. Rosenthal	☐	☐

		For	Against	Abstain			For	Against	Abstain
2.	Ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for 2008	☐	☐	☐	3.	Elimination of supermajority voting requirements in the Amended and Restated Certificate of Incorporation.	☐	☐	☐

4.	Phase-out of the staggered board and implementation of the annual election of directors in the Amended and Restated Certificate of Incorporation.	☐	☐	☐	5.	Limitation of Liability of Directors Under Delaware Law.	☐	☐	☐

6.	Approve certain miscellaneous changes to update the Company’s current Certificate of Incorporation.	☐	☐	☐

B	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

IMPORTANT: Please sign your name exactly as it appears above. In the case of joint holders, all should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

/ /

■	1 U P X 0 1 6 8 5 8 2	+

Ú PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Ú

Proxy — Arthur J. Gallagher & Co.

Two Pierce Place

Itasca, Illinois 60143

This Proxy is Solicited on Behalf of the Board of Directors

The stockholder hereby appoints each of J. Patrick Gallagher, Jr. and Walter D. Bay as attorney and proxy, with the power to appoint a substitute, and hereby authorizes them to represent and to vote, as designated herein, all the shares of voting stock of Arthur J. Gallagher & Co. held of record by the stockholder on March 17, 2008, at the Annual Meeting of Stockholders to be held on May 13, 2008 or any adjournment thereof.

In their Discretion, the Proxy is authorized to vote upon such other business as may properly come before the meeting.

This proxy when properly executed will be voted in the manner directed herein by the stockholder. If no direction is made, this proxy will be voted for Proposals 1, 2, 3, 4, 5 and 6. This proxy is revocable at any time.

PLEASE COMPLETE, DATE, SIGN AND MAIL THIS PROXY PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

(Continued and to be signed on reverse side.)